UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31712 / July 13, 2015

_____

In the Matter of :
:
TCP CAPITAL CORP. :
SPECIAL VALUE CONTINUATION PARTNERS, LP :
TENNENBAUM CAPITAL PARTNERS, LLC :
TCPC SBIC, LP :
TCPC SBIC GP, LLC :
:
2951 28th Street :
Suite 1000 :
Santa Monica, California 90405 :
:
(812-14275) :
:
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

TCP Capital Corp. (the "Holding Company"), Special Value Continuation Partners, LP (the "Operating Company" and, together with the Holding Company, the "Company"), Tennenbaum Capital Partners, LLC, TCPC SBIC, LP and TCPC SBIC GP, LLC filed an application on February 7, 2014, and amendments to the application on July 7, 2014, December 4, 2014, March 4, 2015, May 7, 2015, and June 5, 2015, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 18(a) and 61(a) of the Act. The order would permit the Company to adhere to a modified asset coverage requirement.

On June 15, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31670). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 18(a) and 61(a), requested by TCP Capital Corp., et al. (File No. 812-14275), is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary